Cara E. Bradley (617) 248-5268 cbradley@choate.com

March 10, 2009

Via EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Ibis Technology Corporation – Form S-8 Post Effective Amendments

Ladies and Gentlemen:

On Friday, March 6, 2009, our client, Ibis Technology Corporation (CIK #855182), filed post-effective amendments to the following Registration Statements on Form S-8:

•	333-09239
•	333-36706
•	333-45247
•	333-61184
•	333-116568
•	333-143290

When each of these filings were made, they were incorrectly tagged as “POS AM” filings.  On behalf of the Ibis Technology Corporation, we respectfully request that you withdrawal each of these filings so that each of the post-effective amendments may be re-filed with the correct tag type “S-8 POS.”

If you have any questions regarding this matter or require additional information, please feel free to contact me at 617-248-5268.

Sincerely,

/s/ Cara E. Bradley

Cara E. Bradley